As filed with the Securities and Exchange Commission on May 31, 2000
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                           ---------------------------

                                BAAN COMPANY N.V.
                            (Name of Subject Company)

                                BAAN COMPANY N.V.
                        (Name of Person Filing Statement)

                   COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE
                         (Title of Class of Securities)

                                    N08044104
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                               Robert Goudie, Esq.
              Senior Vice President, General Counsel and Secretary
                                Baan Company N.V.
                          2191 Fox Mill Road Suite 500
                                Herndon, VA 20171

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 With a copy to:

                             Robert B. Schumer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

Preliminary communications made before commencement of a tender offer:

SHAREHOLDERS OF BAAN COMPANY N.V. SHOULD READ OUR SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. SHAREHOLDERS CAN GET A COPY OF THE SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED BY US FOR FREE FROM THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE LOCATED AT WWW.SEC.GOV. OTHER FREE DOCUMENTS INCLUDE OUR REPORTS FILED UNDER THE SECURITIES EXCHANGE ACT OF 1934.

[GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]
Carlisle Place                                      Baron van Nagellstraat 89
London                                              P.O. Box 143
SW1P 1BX                                            3770 AC Barneveld
United Kingdom                                      The Netherlands

                                  PRESS RELEASE

-------------------------------------------------------------------------------

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           CANADA, AUSTRALIA OR JAPAN.

31 May 2000

                             RECOMMENDED CASH OFFER
                                 BY INVENSYS PLC
                              FOR BAAN COMPANY N.V.

SUMMARY

o The Boards of Invensys plc ("Invensys") and Baan Company N.V. ("Baan") today announce the terms of a recommended cash offer to acquire the entire issued share capital of Baan (the "Offer"). The Offer will be [Euro symbol]
     2.85 in cash for each Baan share, valuing the entire existing issued share capital of Baan at approximately [Euro symbol] 762 million ((pound symbol) 474 million). The Offer is due to commence within three weeks of this announcement at which time Baan shareholders will be invited to tender their shares.

o The Supervisory and Management Boards of Baan, who have been advised by Lazard, unanimously recommend all Baan shareholders to accept the Offer.

o The SER Merger Committee, trade unions and Works Councils at Baan have been informed of the proposed transaction, which is subject to Works Councils' positive advice.

o All members of the Supervisory and Management Boards of Baan intend to tender their shares on the first day the Offer commences, which represent approximately 0.3% of Baan's entire existing issued share capital.

o In addition, Invensys has entered into agreements to purchase at the Offer price from Vanenburg Group, Fletcher International Limited and General Atlantic Partners, their entire holdings in Baan shares, representing approximately 5.9%, 3.0% and 1.9% respectively of Baan's entire existing issued share capital. Vanenburg Group is controlled by Jan and Paul Baan, the founders of Baan.

o Therefore, Invensys will receive tenders or has entered into agreements to purchase at the Offer price approximately 11.1% of Baan's entire existing issued share capital.

o Simultaneously with this announcement, Invensys, as a part of its preliminary results announcement for the year ended 31 March 2000, is announcing the formation of the Invensys Software and Systems division ("ISS") as an extension of its Sensor to Boardroom(TM) product strategy for becoming an integrated software and systems provider.

o The Baan acquisition is an important step in implementing this strategy and the combined ISS division will be a leader in the supply and development of integrated business application software. The pro forma combined division will have annual turnover of approximately $2 billion.

o The ISS division will be managed by Bruce Henderson, currently the division Chief Executive of Intelligent Automation at Invensys, with Laurens Van der Tang, currently Executive Vice President, Research and Development at Baan becoming President of Baan upon closing.

o Baan will continue operating under the Baan name and will continue to compete in the open market with the full range of Baan products. Barneveld, in the Netherlands, will remain the headquarters of Baan. The headquarters of ISS will be Herndon, Virginia in the United States.

o To restore Baan to profitability, Invensys plans to implement a rigorous restructuring and cost management programme under which costs will be reduced by approximately $60 million to $120 million per quarter by Q4 2000. Invensys expects to incur restructuring charges of $400 million over an 18 month period from the date of acquisition. The Board of Invensys believes that implementation of its restructuring plan will return Baan to breakeven within 12 months.

o Invensys is committed to a strong research and development programme at Baan and the full suite of Baan products.

o The Offer will allow Baan shareholders a full cash exit from their existing holdings and will also provide Baan with a strong parent who can invest in and grow the business for the long term.

o The Offer is conditional, inter alia, upon the tender of, together with the Baan shares already owned by Invensys, at least 95 per cent. of the common stock of Baan.

Commenting on the Offer, Allen Yurko, Chief Executive Officer of Invensys, said:

     "This acquisition is a significant step towards our stated goal of becoming an integrated software and systems provider, offering technical solutions across the entire automation and controls value chain. Baan is an excellent fit with Invensys' existing software and systems businesses and the acquisition of Baan and integration into ISS will create a leader in the business applications solutions field with a strong focus on the manufacturing and industrial sectors."

Commenting on the Offer, Pierre Everaert, Interim Chief Executive Officer of Baan, said:

     "We think this is an excellent outcome for shareholders, customers and employees. Invensys is a company that is committed to maintaining our strong R&D capability and our leadership position in technology, which has always been the Baan hallmark. Moreover, there is a strategic fit here in that Invensys and their strong management team understand our core customer base of manufacturing companies and industrial enterprises."

Invensys is being advised by Goldman Sachs International in relation to the Offer and Baan is being advised by Lazard.

THIS SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE FULL TEXT OF THE FOLLOWING ANNOUNCEMENT.

31 May 2000

PRESS ENQUIRIES:

For further information contact:

INVENSYS                                                   BAAN

Allen Yurko                   +44 (0) 207 834 3848         Pierre Everaert             +31 (0) 342 428 8786
Barry Francis                 +44 (0) 207 821 3712         Rob Ruijter                 +31 (0) 342 428 8786

GOLDMAN SACHS INTERNATIONAL                                LAZARD

Richard                       +44 (0) 207 774 1000         Remmert Laan                +33 1 4413 0111
Campbell-Breeden

BRUNSWICK                                                  FLEISHMAN HILLARD

Simon Holberton               +44 (0) 207 404 5959         Dan O'Leary                 +1 202 828 8819

This document has been approved by Goldman Sachs International, which is regulated in the United Kingdom by The Securities and Futures Authority Limited. Goldman Sachs International is acting for Invensys and no one else in connection with the Offer and will not be responsible to anyone other than Invensys for providing the protections afforded to customers of Goldman Sachs International nor for giving advice in relation to the Offer.

Lazard is acting for Baan and no one else in connection with the Offer and will not be responsible to anyone other than Baan in relation to the Offer.

The Offer will not be made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offer documentation are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan. Persons who are not resident in The Netherlands or United States should inform themselves about and observe any applicable requirements.

This press announcement contains "forward-looking" statements as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission ("SEC") in its rules, regulations and releases, which represents Invensys' current judgement. These forward-looking statements, by their nature, involve substantial risks and uncertainties, many of which may be beyond Invensys' control. Actual results may differ materially depending on a variety of important factors including uncertainties related to the ability to integrate the Baan business, to successfully implement the planned restructuring programme, and to realise anticipated synergies and efficiencies in connection with the acquisition; the ability to retain key Baan employees and reverse the decreasing trend in Baan revenues; market conditions including fluctuations in currency and interest rates; the effect of adverse publicity; the ability to respond to competitive pressures and to develop new products; and other factors described in Invensys' and Baan's filings with the SEC.

The Offer described in this announcement for the outstanding Baan shares has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer will be made only through the Offer statement including the offer to purchase, the related application form for Dutch holders or letter of transmittal for U.S. holders and other offer documents (the "Offer Documents"). Shareholders of Baan are strongly advised to read both the Offer Documents and the solicitation/recommendation statement regarding the Offer, when they become available, because they will contain important information. The Offer Documents will be filed by Invensys with the SEC, Amsterdam Exchanges and the SER Merger Council, and the solicitation/recommendation statement will be filed by Baan with the SEC when the Offer commences. Baan shareholders may obtain a free copy of these and other documents filed by Invensys and Baan at the SEC's web site at www.sec.gov upon filing with the SEC.

[GRAPHIC OMITTED]                                   [GRAPHIC OMITTED]
Carlisle Place                                      Baron van Nagellstraat 89
London                                              P.O. Box 143
SW1P 1BX                                            3770 AC Barneveld
United Kingdom                                      The Netherlands

                                  PRESS RELEASE

-------------------------------------------------------------------------------

             NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
                           CANADA, AUSTRALIA OR JAPAN.

EMBARGOED UNTIL 7.00 A.M. BST

31 May 2000

                             RECOMMENDED CASH OFFER
                                 BY INVENSYS PLC
                              FOR BAAN COMPANY N.V.

INTRODUCTION

The Boards of Invensys plc ("Invensys") and Baan Company N.V. ("Baan") today announce the terms of a recommended cash offer to acquire the entire issued share capital of Baan (the "Offer"). The Offer is due to commence within three weeks of this announcement and will be [Euro symbol] 2.85 in cash for each Baan share, valuing the entire existing issued share capital of Baan at approximately [Euro symbol] 762 million ((pound symbol) 474 million). The Supervisory and Management Boards of Baan, who have been advised by Lazard, unanimously recommend all Baan shareholders to accept the Offer.

The SER Merger Committee, trade unions and Works Councils at Baan have been informed of the proposed transaction, which is subject to Works' Councils' positive advice.

All members of the Supervisory and Management Boards of Baan intend to tender their shares on the first day the Offer commences, which represent approximately 0.3% of Baan's entire existing issued share capital. In addition, Invensys has entered into agreements to purchase at the Offer price from Vanenburg Group, Fletcher International Limited ("Fletcher") and General Atlantic Partners, their entire holdings in Baan shares, representing approximately 5.9%, 3.0% and 1.9% respectively of Baan's entire existing issued share capital. Vanenburg Group is controlled by Jan and Paul Baan, the founders of Baan. Therefore, Invensys will receive tenders or has entered into agreements to purchase at the Offer price approximately 11.1% of Baan's entire existing issued share capital.

THE OFFER

The Offer, which will be made by Invensys on the terms and subject to the conditions summarised in Appendix I which will be set out in full in the Offer Document, will be made on the following basis:

        FOR EACH BAAN SHARE              [EURO SYMBOL] 2.85 IN CASH

The Baan shares which are the subject of the Offer will be acquired under the Offer fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including the right to receive and retain in full all dividends and other distributions declared, made or paid after the date of this announcement.

The Offer is conditional, inter alia, upon the tender of, together with the Baan shares already owned by Invensys, at least 95 per cent. of the common stock of Baan. For further information regarding the Offer, including the other conditions and certain further terms of the Offer, see Appendix I to this announcement.

STRATEGIC RATIONALE

Invensys is a global leader in the automation and controls industry and is strategically focused on providing technological solutions across the entire automation and controls value chain. Invensys' business operations are segmented into four key areas: Industrial Drive Systems; Power Systems; Controls; and Intelligent Automation, which currently includes the existing Invensys software and systems businesses.

Invensys is at the forefront of technological developments in its industry. Its strategic objective is to ensure that it remains well positioned to serve the technological needs of its customers by providing complete automation solutions with the capability to provide management from Sensor to Boardroom(TM) solutions and to web-enable its customers' business processes. In the past decade, Invensys has made significant progress towards achieving this objective through acquisitions such as Foxboro, acquired in Sept 1990, Wonderware, acquired in April 1998 and Marcam, acquired in July 1999. Other software businesses in Invensys' portfolio include Simulation Sciences, Triconex, Eurotherm and APV Systems Division.

Invensys is forming Invensys Software and Systems division ("ISS") of which Baan will be a part. ISS will be a global leader in manufacturing solutions, providing Leanware(TM) software and services and the pro forma combined division will have annual turnover of approximately $2 billion.

ISS will be run by an experienced and committed management team. Bruce Henderson, currently the division Chief Executive of Intelligent Automation, will take management responsibility for ISS. Laurens Van der Tang, currently Executive Vice President of Research and Development at Baan will become President of Baan upon closing. Baan will continue operating under the Baan name and will continue to compete in the open market with the full range of Baan products. Barneveld, in The Netherlands, will remain the headquarters of Baan. The headquarters of ISS will be Herndon, Virginia in the United States.

To restore Baan to profitability, Invensys plans to instigate a rigorous restructuring and cost management programme under which costs will be reduced by approximately $60 million to $120 million per quarter by Q4 2000. Invensys expects to incur restructuring charges of $400 million over an 18 month period from the date of acquisition. The Board of Invensys believes that implementation of its restructuring plan will return Baan to breakeven within 12 months. Invensys' experience in successfully turning around software companies reinforces its confidence in the achievability of this restructuring. Invensys is committed to a strong research and development programme at Baan and the full suite of Baan Products.

Although the management team will be implementing a restructuring programme, Invensys recognises the importance of retaining key employees and will take steps to ensure they are retained.

Invensys intends to implement an effective incentivisation programme for ISS to attract and retain employees and believes that the combination of Baan and Invensys' software and systems businesses will create:

     A tightly managed, cost efficient leader in the provision of fully integrated industrial software solutions;

     A software and systems division with sufficient critical mass to compete in the global market, with Baan bringing strong R&D capabilities that will augment Invensys' product pipeline and future performance with the injection of new software, sales and consulting talent;

     A division with a complementary fit, helping extend Invensys' Sensor to Boardroom(TM) product capabilities, and providing cross-selling opportunities between Baan and Invensys within ISS; and

     A division with products in e-business, Customer Relationship Management ("CRM"), web-enabled Enterprise Resource Planning ("ERP") and Supply Chain Management ("SCM") providing ISS with significant long term growth potential.

INFORMATION ON INVENSYS

Invensys is a global leader in the automation and controls industry created by the merger of BTR plc and Siebe plc on 4 February 1999. Invensys operates globally in over 40 countries and employs over 90,000 people. The company's business is controls and automation based, with products ranging from advanced control systems for automating industrial plants, and controlling the environments of buildings, to electronic devices found in many domestic and commercial appliances. For the year ended 31 March 2000, Invensys today reported total sales of (pound)9,034 million and operating profit (before goodwill amortisation and exceptional items) of (pound)1,203 million.

Invensys' common stock is listed under the symbol ISYS on the London Stock Exchange. Its market capitalisation as at closing on 30 May 2000 was approximately (pound)9.3 billion.

INFORMATION ON BAAN

Founded in 1978, Baan is the second largest European developer and supplier of integrated business-application software. Baan's product range includes ERP, e-CRM, SCM and B2B as well as consulting and maintenance services. Baan's strength is in the general industrial and manufacturing sectors. Its global customer base of over 6,000 customers includes Boeing, Paccar, Solectron, KPN, Komatsu and AT&T and it currently has approximately 500,000 seats installed at 15,000 customer sites in 80 countries. Baan has worldwide alliance partnerships with amongst others, Microsoft, IBM and Sun. Listed on the Amsterdam Exchanges and NASDAQ, it has its principal headquarters at Barneveld, The Netherlands, and its second headquarters at Herndon, Virginia, USA. Baan currently has approximately 4,300 employees in 22 countries.

Baan reported sales of $635 million for the year to 31 December 1999 (down 14 per cent. from $736 million in 1998). Operating loss before interest and taxes was $(281) million for the same period (a 15 per cent. decrease from $(332) million in 1998).

As at 31 March 2000, Baan reported first quarter sales of $106 million (down 40 per cent. from $176 million in the first quarter 1999). Operating loss before interest and taxes was $(75) million for the same period (a 188 per cent. increase from a loss of $(26) million in the first quarter 1999).

Baan's reported net assets as at 31 March 2000 were $9 million including cash and short-term investments of $161 million.

AGREEMENTS WITH FLETCHER

Baan also announces that it has entered into agreements with Fletcher pursuant to which Fletcher has agreed to sell to Invensys, as an assignee of Baan, approximately 8.1 million Baan shares at the Offer price, equivalent to 3.0% of Baan's entire existing issued share capital.

Fletcher has also agreed to suspend until 31 December 2000 the exercise of any of its rights under the existing share purchase agreement it has with Baan to acquire up to an additional $215 million worth of Baan shares. If Invensys acquires control of Baan before that date Fletcher will receive: (i) $10 million in exchange for extinguishing these $215 million of unexercised rights; and (ii) approximately $17 million in repayment of principal and interest on monies already advanced to Baan but not yet converted into Baan shares. Fletcher has also agreed, subject to certain exceptions, not to transfer any Baan shares to any other person during the Offer period.

OPTIONS

Appropriate proposals will, in due course, be put to the holders of options over Baan shares once the Offer is completed.

GENERAL

Invensys currently intends from time to time, depending on market conditions and other factors, to purchase Baan shares on the Amsterdam Exchanges at a price not to exceed the Offer price.

The making of the Offer in, or to holders of Baan shares resident in, jurisdictions outside The Netherlands and the United States or to persons who are citizens or nationals of other countries, may be affected by the laws of the relevant overseas jurisdiction. Such persons should inform themselves about and observe any applicable legal requirements of those jurisdictions.

The Offer will not be made, directly or indirectly, in, into or from or by the use of the mails or any means or instrumentality (including without limitation, facsimile transmission, telex or telephone) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in, into or from Canada, Australia or Japan and persons receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in, into or from, Canada or Australia or Japan.

31 May 2000

PRESS ENQUIRIES:

For further information contact:

INVENSYS                                                   BAAN

Allen Yurko                   +44 (0) 207 834 3848         Pierre Everaert             +31 (0) 342 428 8786
Barry Francis                 +44 (0) 207 821 3712         Rob Ruijter                 +31 (0) 342 428 8786

GOLDMAN SACHS INTERNATIONAL                                LAZARD

Richard                       +44 (0) 207 774 1000         Remmert Laan                +33 1 4413 0111
Campbell-Breeden

BRUNSWICK                                                  FLEISHMAN HILLARD

Simon Holberton               +44 (0) 207 404 5959         Dan O'Leary                 +1 202 828 8819

This document has been approved by Goldman Sachs International, which is regulated in the United Kingdom by The Securities and Futures Authority Limited. Goldman Sachs International is acting for Invensys and no one else in connection with the Offer and will not be responsible to anyone other than Invensys for providing the protections afforded to customers of Goldman Sachs International nor for giving advice in relation to the Offer.

Lazard is acting for Baan and no one else in connection with the Offer and will not be responsible to anyone other than Baan in relation to the Offer.

The Offer will not be made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offer documentation are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan. Persons who are not resident in The Netherlands or United States should inform themselves about and observe any applicable requirements.

This press announcement contains "forward-looking" statements as such term is defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission ("SEC") in its rules, regulations and releases, which represents Invensys' current judgement. These forward-looking statements, by their nature, involve substantial risks and uncertainties, many of which may be beyond Invensys' control. Actual results may differ materially depending on a variety of important factors including uncertainties related to the ability to integrate the Baan business, to successfully implement the planned restructuring programme, and to realise anticipated synergies and efficiencies in connection with the acquisition; the ability to retain key Baan employees and reverse the decreasing trend in Baan revenues; market conditions including fluctuations in currency and interest rates; the effect of adverse publicity; the ability to respond to competitive pressures and to develop new products; and other factors described in Invensys' and Baan's filings with the SEC.

The Offer described in this announcement for the outstanding Baan shares has not yet commenced, and this announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offer will be made only through the Offer statement including the offer to purchase, the related application form for Dutch holders or letter of transmittal for U.S. holders and other offer documents (the "Offer Documents"). Shareholders of Baan are strongly advised to read both the Offer Documents and the solicitation/recommendation statement regarding the Offer, when they become available, because they will contain important information. The Offer Documents will be filed by Invensys with the SEC, Amsterdam Exchanges and the SER Merger Council, and the solicitation/recommendation statement will be filed by Baan with the SEC when the Offer commences. Baan shareholders may obtain a free copy of these and other documents filed by Invensys and Baan at the SEC's web site at www.sec.gov upon filing with the SEC.

                                   APPENDIX I

            SUMMARY OF THE CONDITIONS AND CERTAIN TERMS OF THE OFFER

Invensys and Baan have today executed a merger agreement relating to the Offer (the "Merger Agreement"). Certain terms of the Merger Agreement are set out below.

1. Invensys shall not be required to accept for payment or pay for (subject to certain applicable rules and regulations) any further Baan shares and may terminate or amend the Offer unless:-

(a) prior to the expiration of the Offer, there shall have been validly tendered (and not withdrawn) the number of Baan shares representing at least 95 per cent. of the outstanding Baan shares; and

(b) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable mandatory waiting periods under any applicable non-U.S. laws shall have expired or been terminated.

2. Invensys shall not be required to accept for payment or pay for any further Baan shares and may terminate or amend the Offer if at any time on or after 31 May 2000 any of the following conditions exist, occur or have occurred and remain in effect:

(a) any governmental entity or person has instituted and has pending certain litigation seeking to:

(i) challenge the acquisition by Invensys (or any of its affiliates) of any Baan shares pursuant to the Offer or restrain, prohibit the making or completion of the Offer;

(ii) impose limitations on the ability of Invensys (or any of its affiliates) effectively to acquire or hold (or to require Invensys or Baan or any of their respective affiliates or subsidiaries to dispose of or hold separate) any material portion of their assets or the business of any one of them; or

(iii) impose limitations on the ability of Invensys (or any of its affiliates) to exercise full rights of ownership of any Baan shares purchased by it, provided that, if such litigation is by a person other than a governmental entity, such litigation is reasonably likely to have a material adverse effect;

(b) there has been promulgated, enacted, entered, enforced or deemed applicable to the Offer, by any governmental entity, any law that would reasonably be expected to result in any of the consequences referred to in paragraph 2(a) above;

(c) the Merger Agreement has been terminated in accordance with its terms;

(d) (i) any of the representations and warranties made by Baan in the Merger Agreement was not true and correct in all respects when made, or thereafter has ceased to be true and correct in all respects as if made at the scheduled or extended expiration of the Offer (except to the extent that any such representation or warranty refers specifically to another date, in which case such representation or warranty shall be true and correct in all respects as of such other date), except to the extent that any such failure to be true and correct, individually and in the aggregate with all such other failures, would not have a material adverse effect, or (ii) Baan has materially breached or failed to comply in any material respect with any of its material obligations under the Merger Agreement, except to the extent that any such breach or failure to comply, individually or in the aggregate with all such other breaches or failures, would not have a material adverse effect;

(e) any corporation, entity, "group" or "person" (as defined in the US Securities Exchange Act of 1934, as amended) other than Invensys has acquired beneficial ownership of a majority of the outstanding Baan shares;

(f) Baan's Supervisory or Management Boards have modified or amended their recommendation of the Offer in any manner adverse to Invensys, withdrawn its recommendation of the Offer, approved or recommended acceptance of any alternative proposal by a third party or resolved to do any of the foregoing;

(g) since 31 March 2000 and save for any change or event previously disclosed to Invensys in writing, any change or event has occurred which, individually or in aggregate, has had or is reasonably likely to have a material adverse effect;

(h) Invensys or Baan have not received clearance from the European Union Merger Task Force; or

(i) the Works Councils of Baan and/or its subsidiaries have (i) given a negative advice with respect to the recommendation of the Supervisory or Management Boards of Baan in connection with the Offer and (ii) initiated legal proceedings in the relevant Dutch courts to prevent the completion of the Offer.

The conditions contained in paragraphs 1 and 2 may be waived by Invensys, in whole or in part, at any time and from time to time, in its reasonable discretion.

Should the Offer be terminated pursuant to any provision of paragraphs 1 or 2, all tendered Baan shares not accepted for payment at the time of such termination shall promptly be returned by the depositary to the tendering Baan shareholders.

SUMMARY OF CERTAIN ADDITIONAL TERMS OF THE MERGER AGREEMENT

3. Baan has agreed pending completion of the Offer that:

(a) neither it nor its affiliates or representatives will initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal with respect to a merger, acquisition, consolidation, recapitalization, business combination or similar transaction involving any significant portion of the assets or equity securities of Baan or its subsidiaries (an "Alternative Proposal") or engage in any negotiations or provide any confidential information, or afford access to its books and records, or otherwise take steps which would facilitate any effort to make or implement an Alternative Proposal;

(b) it will cease all such discussions and negotiations currently taking place; and

(c) it will notify Invensys promptly if it receives an Alternative

Proposal.

4. Notwithstanding paragraph 3 above, Baan is permitted to furnish information and enter into discussions or negotiations with a third party that makes an unsolicited bona fide Alternative Proposal if and only to the extent that the Supervisory or Management Boards of Baan both determine (after receiving third party advice) that:

(a) the Alternative Proposal is more favourable from a financial point of view than the Offer;

(b) failure to enter into discussions or negotiations with such third party would violate the fiduciary duties of such boards;

(c) such boards determine in good faith and in the exercise of reasonable business judgment that such proposal is likely to be successfully financed if accepted by Baan shareholder; and

(d) Baan satisfies certain other conditions.

5. Baan has agreed to pay to Invensys a termination fee in the amount of [Euro symbol] 22.8 million if a third party acquires control of Baan during the Offer, or if the Supervisory or Management Boards of Baan elect to terminate the Merger Agreement in order to accept an Alternative Proposal permitted under paragraph 4.

6. Baan is also required to pay a termination fee if after an Alternative Proposal is made to Baan:

(a) Baan's Supervisory or Management Boards modify, withdraw or amend their approval or recommendation of the Offer;

(b) the Offer expires and less than 51 per cent. of the outstanding Baan shares are tendered to it; or

(c) the Works Councils of Baan and/or its subsidiaries give a negative advice with respect to the recommendation of the Supervisory and Management Boards of Baan in connection with the Offer and Baan terminates the Merger Agreement in accordance with its terms, provided that the termination fee will not be payable under paragraphs 6(a), 6(b) or 6(c) unless a third party acquires control of Baan within 12 months of the termination of the Offer.

7. Baan has also agreed following announcement of the Offer:

(a) to conduct its business, as a general matter, in the ordinary course consistent with past practices and not to undertake certain actions out of the ordinary course without the consent of Invensys; and

(b) not to modify, amend or grant any waiver or release under its agreements with Fletcher without the prior consent of Invensys.

                                   APPENDIX II

                                BASES AND SOURCES

GENERAL

Save as otherwise set out in this announcement, the following constitute the bases and sources of financial information and calculations referred to in this announcement.

FINANCIAL INFORMATION

Unless otherwise stated, financial information relating to Baan has been extracted from the unaudited preliminary results of Baan for the year ended 31 December 1999 or the unaudited quarterly financial statements of Baan for the three months ended 31 March 2000.

Unless otherwise stated, financial information relating to Invensys has been extracted from the preliminary results of Invensys for the year ended 31 March 2000, announced today.

VALUE OF THE OFFER

The Offer values the entire issued share capital of Baan at approximately 762 million ((pound)474 million) based on the offer price for each Baan Share of
2.85 and 267.3 million Baan shares being in issue as at 30 May 2000.

SHARE PRICES AND MARKET CAPITALISATION

The market capitalisation of Invensys is based on a closing price of an Invensys share on the London Stock Exchange on 30 May 2000 of 265.5p and a total of 3,498 million Invensys shares in issue.

EXCHANGE RATES

The conversion of Euros to Pounds Sterling has been made at an exchange rate of [Euro symbol]:(pound symbol) of 0.622.